FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

February, 2017

Commission File Number: 001-13240

Enel Generación Chile

Enel Generation Chile

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Enel Generación Chile S.A.

Securities Registration Record No. 0114

Santiago, February 7,  2017

Ger. Gen. N° 8/2017

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

REF. Purchase agreement of participation in Electrogas S.A. to Aerio Chile S.p.A.

Dear Sir:

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Superintendence, duly authorized on behalf of Enel Generación Chile S.A., I hereby inform you of the following significant event:

In relation to the purchase agreement of the participation in Electrogas S.A., signed between Enel Generación Chile S.A. (“Enel Generación”) and Aerio Chile SpA ("Aerio Chile"), a fully-owned company (indirectly) by REN - Redes Energeticas Nacionais, S.G.PS., S.A., and reported to this Superintendency through significant events dated on December 16 and 20, 2016, I hereby  inform you that the definitive closure and transfer of the shares that Enel Generación held in Electrogas S.A. to Aerio Chile, representing 42.5% of said company’s capital, have taken place on this date.

The price of the sale pursuant to the terms and conditions of the purchase agreement totaled US$ 180,000,000 and was paid on the same date.

The financial effect that the operation would generate for Enel Generación, adjusted to the exchange rate of this date, would equal approximately US$ 121 million in net income.

Enel Generación Chile S.A.  - Teléfono (56-2)26309000 - Casilla 1557 - Correo Central - Santiago de Chile

Sincerely yours,

Raúl Arteaga E.

Chief Financial Officer

Cc      Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago – Representantes Tenedores de Bonos (Bondholders’ Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgos (Risk Classification Committee )

2

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: February 10, 2017